UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Equity Line of Credit Financing

On February 26, 2026, RedCloud Holdings plc (the “Company”) entered into (a) an ordinary share purchase agreement (the “Tumim ELOC Purchase Agreement”) and a registration rights agreement (the “Tumim Registration Rights Agreement”) with Tumim Stone Capital LLC (“Tumim”), and (b) an ordinary share purchase agreement (the “Amiens ELOC Purchase Agreement,” and, together with the Tumim ELOC Purchase Agreement, the “ELOC Purchase Agreements”) and a registration rights agreement (the “Amiens Registration Rights Agreement,” and, together with the Tumim Registration Rights Agreement, the “ELOC Registration Rights Agreements”) with Amiens Technology Investments LLC (“Amiens,” and, together with Tumim, the “ELOC Investors”). Pursuant to the ELOC Purchase Agreements, the Company has the right, but not the obligation, to issue and sell to Tumim and Amiens, on a pro rata basis, up to an aggregate of $30,000,000 worth of newly issued ordinary shares, par value £0.002 per share, of the Company (the “Ordinary Shares”), from time to time during the term of the ELOC Purchase Agreement, subject to certain conditions and limitations (the “ELOC Financing”). The commitment amount under each ELOC Purchase Agreement is $15,000,000. Sales of Ordinary Shares pursuant to the ELOC Purchase Agreement, and the timing of any sales, are solely at the option of the Company and the Company is under no obligation to sell securities pursuant to this arrangement. Ordinary Shares may be sold by the Company pursuant to this arrangement over a period of up to 24 months after the closing date. The ELOC Financing closed on February 27, 2026.

Upon the satisfaction of the conditions in the ELOC Purchase Agreements, including that a registration statement that the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to each ELOC Registration Rights Agreement is declared effective by the SEC and a final prospectus in connection therewith is filed with the SEC (such event, the “Commencement”), the Company will have the right, but not the obligation, from time to time and at the Company’s sole discretion during the term of ELOC Purchase Agreements, to direct the ELOC Investors, on a pro rata basis, to purchase amounts of Ordinary Shares as set forth in the ELOC Purchase Agreements (each, a “Share Purchase”) on any trading day, so long as, (i) at least three trading days have elapsed since the trading day on which the most recent purchase notice to purchase Ordinary Shares under the ELOC Purchase Agreements was delivered by the Company to each of the ELOC Investors, (ii) the Company does not delivery a purchase notice on any trading day during the VWAP Purchase Valuation Period (as defined in the ELOC Purchase Agreements) for any prior purchase notice, (iii) at least three trading days have elapsed since the trading day on which Ordinary Shares were issued under that certain Senior Convertible Note, dated February [27], 2026, issued by the company to 3i, LP and that certain Senior Convertible Note, dated February [27], 2026, issued by the Company to Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, (iv) all Ordinary Shares subject to all prior purchases by the ELOC Investors under the ELOC Purchase Agreements have theretofore been received by the ELOC Investors electronically as set forth in the ELOC Purchase Agreements and (v) the Company simultaneously delivers a purchase notice to each of the ELOC Investors on the same terms and on a pro rata basis.

The Company will control the timing and amount of any sales of Ordinary Shares to the ELOC Investors. Actual sales of Ordinary Shares to the ELOC Investors under the ELOC Purchase Agreements will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Ordinary Shares, trading volume of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The net proceeds from sales, if any, under the ELOC Purchase Agreements, will depend on the frequency and prices at which the Company sells Ordinary Shares to the ELOC Investors.

Under each ELOC Purchase Agreement, in all instances, the Company may not sell Ordinary Shares to the ELOC Investor under the ELOC Purchase Agreement if it would result in the ELOC Investor , individually, beneficially owning more than 4.99% of the outstanding Ordinary Shares. Such limitation may be increased by the ELOC Investor to 9.99% in accordance with the ELOC Purchase Agreement.

Pursuant to the terms of each ELOC Registration Rights Agreement, we have agreed to file with the SEC a registration statement on Form F-1 to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) the Ordinary Shares that may be issued to the ELOC Investor under its ELOC Purchase Agreement within thirty (30) calendar days following the date of the ELOC Registration Rights Agreement. Pursuant to each ELOC Registration Rights Agreement, the Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC within the time period set forth in the ELOC Registration Rights Agreement.

The ELOC Purchase Agreements and the ELOC Registration Rights Agreements contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Each ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the next month following the 24-month anniversary of the date of the ELOC Purchase Agreement, (ii) the date on which the ELOC Investors shall have purchased the total commitment worth of Ordinary Shares, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on The Nasdaq Capital Market or any other “Eligible Market” (as defined in the ELOC Purchase Agreement), (iv) 30 trading days after the Company commences a voluntary bankruptcy proceeding or any Person commences a proceeding against the Company, or (v) the date on which a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The Company has the right to terminate each ELOC Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to the ELOC Investors. Neither the Company nor the ELOC Investors may assign or transfer its rights and obligations under the ELOC Purchase Agreements or the ELOC Registration Rights Agreements.

Senior Convertible Note Financing

On February 26, 2026, the Company also entered into securities purchase agreements (the “Note Purchase Agreement”) with certain institutional investors (the “Note Investors”), pursuant to which the Company sold, and the Note Investors purchased, a senior convertible note issued by the Company (the “Notes,” and such financing, the “Convertible Note Financing”) in the original principal amount of $4,347,826.08 (the “Principal Amount”), which are convertible into Ordinary Shares. The Convertible Note Financing closed on February 27, 2026.

The gross proceeds to the Company from the Convertible Note Financing, prior to the payment of legal fees and transaction expenses, was $4,000,000.

The Company has agreed to reimburse the ELOC Investors and the Note Investors for the reasonable out-of-pocket expenses (including legal fees and expenses), up to a maximum of $70,000.

Description of the Notes

The Note was issued with an original issue discount of 8.0% and accrues interest at a rate of 7.0% per annum, subject to certain exceptions. The Notes mature on March 1, 2027 (the “Maturity Date”), unless extended pursuant to the terms thereof. Interest on the Notes is guaranteed through the Maturity Date regardless of whether the Notes are earlier converted or redeemed.

The Notes are convertible (in whole or in part) at any time prior to the Maturity Date into the number of Ordinary Shares equal to (x) the sum of (i) the portion of the principal amount to be converted or redeemed, (ii) all accrued and unpaid interest with respect to such principal amount, and (iii) all accrued and unpaid late charges with respect to such principal and interest amounts, if any, divided by (y) a conversion price of $1.30 per share (“Initial Conversion Price”) (such Ordinary Shares issuable upon conversion of the Notes, the “Conversion Shares”). At no time may each Note Investor hold or be required to take more than 4.99% (or up to 9.99% at the election of each Note Investor pursuant to the Notes) of the outstanding Ordinary Shares.

In addition, if an Event of Default (as defined in the Notes) has occurred under the Notes, the Note Investors may elect to convert all or a portion of the Note into Ordinary Shares at a price equal to the lesser of (i) 90% of the VWAP of the Ordinary Shares as of the trading day immediately preceding the delivery or deemed delivery of an applicable Event of Default notice and (ii) 90% of the VWAP of the Ordinary Shares for the one trading day with the lowest VWAP of the Ordinary Shares during the ten consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of an applicable Event of Default notice.

Upon the occurrence of an Event of Default, the Company is required to deliver written notice to the Note Investors within one business day (an “Event of Default Notice”). At any time after the earlier of (a) the Note Investors’ receipt of an Event of Default Notice, and (b) the Note Investors becoming aware of an Event of Default, the Note Investors may require the Company to redeem all or any portion of the Note at a 125% premium. Upon an Event of Default, the Note shall bear interest at a rate of 10.0% per annum.

Beginning two months days after the closing date, and every month thereafter (each, an “Installment Date”), the Company shall repay the Note Investors an amount equal the sum of (i) the lesser of (a) 10% of the Principal Amount and (b) the principal amount then outstanding under the Notes as of such Installment Date, (ii) any accrued and unpaid interest and late charges and (iii) the Make-Whole Amount (as defined in the Notes)(collectively, the “Installment Amount”).

In connection with a “Change of Control” (as defined in the Notes), the Note Investors shall have the right to require the Company to redeem all or any portion of the Notes in cash at a price equal to 110% times the sum of (i) the portion of the principal amount to be converted or redeemed, (ii) all accrued and unpaid interest with respect to such principal amount, (iii) the Make-Whole Amount (as defined in the Notes) and (iv) all accrued and unpaid late charges with respect to the amounts described in (i), (ii) and (iii), if any.

Registration Rights Agreement

On February 26, 2026, in connection with the Company’s entry into the Note Purchase Agreement, the Company also entered into registration rights agreements with the Note Investors (the “Note Registration Rights Agreement”). Pursuant to the Note Registration Rights Agreement, the Company has agreed to file with the SEC within thirty (30) calendar days following the date of the Note Registration Rights Agreement, a registration statement on Form F-1 covering the resale of the Conversion Shares. Pursuant to the Note Registration Rights Agreement, the Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC within the time period set forth in the Note Registration Rights Agreement.

The Note Purchase Agreement and the Note Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Voting Agreement

On February 26, 2026, in connection with the Company’s entry into the Note Purchase Agreement , the Company also entered into a voting agreement among the Company and certain shareholders (“Major Shareholders”) of the Company (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Major Shareholders agree, until the Shareholder Approval (as defined below), not to sell, assign, transfer, pledge, encumber or otherwise dispose of any Ordinary Shares held by such Major Shareholder and other similar restrictions against transfer and alienation, unless a proposed transferee agrees to be bound by the terms of the Voting Agreement. In addition, the Major Shareholders agree to vote, at the Company’s meeting of shareholders, to be held on April 1, 2026, including any adjournment or postponement thereof, in favor of the resolution to authorize the board of directors of the Company to allot Ordinary Shares up to 100,000,000 Ordinary Shares (“Shareholder Approval”).

The foregoing summary of the Notes, ELOC Purchase Agreements, Note Purchase Agreement, ELOC Registration Rights Agreements and Note Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of ELOC Purchase Agreement, form of Note Purchase Agreement, form of ELOC Registration Rights Agreement and form of Note Registration Rights Agreement, copies of which are filed as Exhibits 4.1, 10.1, 10.2, 10.3 and 10.4, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Senior Convertible Note, dated February 27, 2026.
10.1	Form of Ordinary Shares Purchase Agreement, dated February 26, 2026.
10.2	Form of Note Securities Purchase Agreement, dated February 26, 2026.
10.3	Form of Equity Line of Credit Registration Rights Agreement, dated February 26, 2026.
10.4	Form of Note Registration Rights Agreement, dated February 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: February 27, 2026